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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 2, 2007

Little Squaw Gold Mining Company

(Exact Name of Registrant as Specified in its Charter)

Alaska	001-06412	91-0742812
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	99203-1650
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 8.01 Other Events

On August 2, 2007, Little Squaw Gold Mining Company (LITS:OTC.BB -- $0.95) ("Little Squaw" or "the Company") announced that progress is currently ahead of schedule on its aggressive 2007 placer drilling program. The Company has now completed 5,770 feet of drilling in 44 boreholes in the highly promising placer gold prospect of the Little Squaw Creek drainage on its Chandalar, Alaska mining property. Initial field processing of drill samples taken at continuous 5-foot intervals shows trace gold in the glacial overburden and systematically disseminated gold in potentially economic quantities throughout the alluvium of the placer target zone. As expected, these concentrations are particularly rich upon the bedrock contact. Laboratory sample analyses are being completed by an independent firm in Fairbanks and thus far reveal the presence of 850 fineness (20.4 carat) gold particles in grades of economic interest ranging from $6 - $163 per cubic yard (based upon $600/oz. gold).

Additional information is available in the press release attached hereto as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 August 2, 2007 Press Release

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Little Squaw Gold Mining Company
(Registrant)

Dated: August 6, 2007

By: /s/ Richard R. Walters

Richard R. Walters
President

Exhibit 99.1

PRESS RELEASE 8-07



OTC BB:LITS
www.littlesquawgold.com

Little Squaw Expands Chandalar Placer Gold Assessment
Extensive Mineralized Horizon Discovered

Spokane WA – August 2, 2007 - Little Squaw Gold Mining Company (LITS:OTC.BB -- $0.95) ("Little Squaw" or "the Company") is currently performing ahead of schedule on its aggressive 2007 placer drilling program. The Company has now completed 5,770 feet of drilling in 44 boreholes in the highly promising placer gold prospect of the Little Squaw Creek drainage on its Chandalar, Alaska mining property. Initial field processing of drill samples taken at continuous 5-foot intervals shows trace gold in the glacial overburden and systematically disseminated gold in potentially economic quantities throughout the alluvium of the placer target zone. As expected, these concentrations are particularly rich upon the bedrock contact. Laboratory sample analyses are being completed by an independent firm in Fairbanks and thus far reveal the presence of 850 fineness (20.4 carat) gold particles in grades of economic interest ranging from $6 - $163 per cubic yard (based upon $600/oz. gold).

The mapped geomorphology coupled with emerging evidence provided by borehole penetrations leads the Company to believe the Little Squaw Creek placer gold horizon is a relatively large, intact ancient fluvial fan of stream gravels and cobbles hidden under 60 - 80 feet of glacial outwash mud, lying on a bedrock floor of schist.

The subsurface boundaries of the mineralized horizon are open in all directions, although it appears to thin with a rising bedrock contact to the east (the right limit of the drainage) and considerably thickens as the bedrock contact deepens to the west (the left limit of the drainage). Noteworthy drill intercepts of very high placer gold grades have been obtained at or near the right limit.

The matrix of mineralized boreholes clearly show the Little Squaw Creek placer gold prospect exceeds a million square feet, and is hosted within an ancient, fluvial fan ranging from 25 - 125 feet thick. The total volume of mineralized horizon may well range into the millions of cubic yards.

Dick Walters, President of Little Squaw said: "In my opinion, the gold-bearing gravel bed in the Little Squaw Creek drainage is comparable to the paystreaks of many historic placer deposits in Alaska that were immensely profitable mining ventures. And its easy accessibility near our newly expanded airstrip complements the promising hard-rock exploration effort also underway on the Chandalar property. Drilling to date shows that we are on to something I consider highly significant for the Company."

For additional information regarding Little Squaw Gold Mining, contact Susan Schenk, Manager of Investor Relations, by telephone at (509) 535-6156, or by e-mail at ir@littlesquawgold.com. Little Squaw maintains a comprehensive web site at www.littlesquawgold.com and encourages investors to visit it.
